CNH Industrial - Deutsche Bank Industrials Conference June 6, 2019 Exhibit 99.1

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this presentation including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2018, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2018, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with U.S. GAAP. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are presented in our earning releases, which are available in EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements are based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Company Overview | Our Segments and Products Financial Services Global financial services player, supporting customers and dealers with tailormade solutions Powertrain Global leader in regulated markets, producing more than half a million industrial engines a year and market leader in natural gas engines Construction Global player in the manufacturing of construction equipment Agriculture Second largest manufacturer of agricultural machinery Commercial & Specialty Vehicles Fifth largest manufacturer of commercial vehicles in Europe and market leader in buses

Company Overview | Global Revenue Split | ca. $30bn Revenues in 2018 AGRICULTURE 36% COMMERCIAL & SPECIALTY VEHICLES 34% POWERTRAIN 15% CONSTRUCTION 9% FINANCIAL SERVICES 6% By Region ($ bn – 2018) by segment ($ bn - 2018) NAFTA 24% EMEA 53% APAC 13% LATAM 10% $11.7bn $2.0bn $3.0bn $4.6bn $10.9bn $3 bn $3.9 bn $6.9 bn $15.8 bn Note: Figures updated at the end of 2018 (calculated according to US GAAP measures) Revenues by region include eliminations

Q1 2019 Financial Highlights

Q1 2019 Highlights | Strongest Net Income First Quarter ever Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated. Non-GAAP measures (definition and reconciliation in appendix) FY 2019E Financial Targets Reaffirmed (*) Note: at CC means at constant currency Industrial Activities Adj. EBIT (1) Up 7% Available Liquidity (1) $10bn Net Industrial Debt (1) $1.5bn Industrial Activities Adj. EBIT Margin Up 50 bps Industrial Activities Net Sales Up 2% at CC Adj. Diluted EPS (1) Up 29% Q1 Record high (*) As per May 7th, 2019 Earnings Release

Q1 2019 | Major change initiatives FOOTPRINT OPTIMIZATION Footprint optimization analysis in progress with early findings expected to be unveiled in connection with our strategic business plan presentation at our upcoming Capital Markets Day NEW ORGANIZATION Ongoing roll-out of the new organization roles with the aim of span of control optimization and reduction of organizational layers to become more customer centric, lean and agile WORLD CLASS MANUFACTURING & WORLD CLASS ORGANIZATION World Class Manufacturing (WCM) program continues to deliver year-over-year productivity improvements On the back of the success of WCM we are now applying the same principles in other areas, namely logistics, engineering and finance 80:20 TRANSFORMATION Pilot in Construction North America now concluded; as first step a reduction of configurations of 46% starting in Q2 2019 with a target of 300 bps margin improvement at run rate (H2 2020) Currently defining actions for Agriculture and After Market Solutions (AMS) in North America with similar improvement objectives

Q1 2019 | Industry and Company Unit Performances COMPANY ACTUALS (Units) Worldwide deliveries down 2% in Tractors and up 1% in Combines vs. last year Worldwide production down 4% vs. last year Worldwide inventory was up 16% in Tractors and down 5% in Combines Worldwide deliveries down 9% (Compact and Service down 11%, General Construction up 1% and Road & Site down 8%) Worldwide production Flat vs. last year (Compact and Service down 8%, General Construction up 37% and Road & Site down 10%) Worldwide inventory was up 22% Trucks market share in EU at 10.4% (down 1.2 p.p. vs. last year) Trucks worldwide production down 10% vs. last year with Company inventory down 9% vs. last year Trucks book-to-bill at 1.19 in EU and 0.93 in SA (orders in Brazil up 50% vs. Q1 ‘18) Buses market share in EU at 18.5% (up 2.4 p.p. vs. last year) Buses worldwide production down 7% vs. last year with Company inventory down 21% vs. last year Buses book-to-bill at 1.24 in EU and 1.0 in SA TRACTORS COMBINES NA EU SA RoW WW 0-140 HP 4% 12% 2% (12%) (8%) 140+ HP (3%) 28% (17%) 36% 7% 7% COMPACT AND SERVICE Eq. NA EU SA RoW WW Flat 5% (4%) 9% 5% General Construction | Road building and site preparation General CE 1% 5% (19%) 4% 3% R&S 10% 17% (18%) (13%) (4%) TRUCKS > 3.5t BUSES - (1%) 34% (2%) 6% NA EU SA RoW WW LCV - 11% 21% (7%) 6% M&H - 4% 16% (2%) 2%

Q1 2019 | Industrial Activities Net Sales Net Sales split (1) BY SEGMENT AG CE C&SV PT (1) Note: Net Sales: Excluding Other Activities, Unallocated Items and Adjustment & Eliminations BY CURRENCY EUR 48% USD 23% BRL 7% CAD 4% GBP 1% AUD 3% OTHER 14% Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency ($mn) 6,300 45 (16) 134 (68) 22 6,417 (411) 6,006 Q1 2018 AG CE C&SV PT ELIM & OTHER Q1 2019 @ CC (*) FX TRANSLATION Q1 2019 Y-o-Y Chg. 1.7% (2.3%) 5.4% (5.7%) 1.9% CHANGE IN NET SALES AT CONSTANT CURRENCY 117 1.9% Net Sales walk BY REGION NA (North America) EU (Europe) SA (South America) RoW (Rest of World) CHANGE IN NET SALES (294) (4.7%)

404 49 52 (50) (3) (34) (16) 19 (12) 409 Adj. EBIT VOL & MIX PRICING NET (*) PROD COST SG&A R&D FX | OTHER ELIM & OTHER (**) FS Adj. EBIT AG CE C&SV PT Q1 2018 Q1 2019 Q1 2019 | Adj. EBIT walk Non-GAAP measures (definition and reconciliation in appendix) 6.0% 6.3% INDUSTRIAL ACTIVITIES CHANGE IN ADJUSTED EBIT Up 50 bps ($mn) (*) PT Pricing net within Volume & Mix Negative contribution Positive contribution (**) Including unallocated items

Q1 2019 | Industrial Activities Adj. EBITDA & Adj. EBIT walk by segment Non-GAAP measures (definition and reconciliation in appendix) 547 286 261 (18) 13 2 1 19 278 247 525 Adj. EBITDA D&A Adj EBIT AG CE C&SV PT ELIM & OTHER (*) Adj EBIT D&A Adj EBITDA Gross Margin 16.6% 21.2% 14.1% 11.5% 15.0% 17.3% Y-o-Y Change 40 bps 280 bps Flat 220 bps 70 bps Adj. EBIT Margin 4.1% 6.7% 2.0% 2.1% 9.3% 4.6% Y-o-Y Change (50) bps 200 bps 10 bps 130 bps 50 bps Q1 2018 Q1 2019 CHANGE IN ADJUSTED EBIT 17 8.7% 4.1% 4.6% 8.7% (*) Including unallocated items ($mn)

AG | Snapshot on Production and Orders Production (units equivalent) Orders (units equivalent) Flat (4%) Q1 2019 worldwide production was down 4% vs. Q1 2018 with North America row crop production up 2% vs. last year FY 2019E worldwide production expected 5% below retail with production level Flat vs. last year North America row crop production expected to underproduce retail for the full year by mid single-digit FY 2018 Average FY 2019E Average Q1 19 Δ Q1 production 2018 Δ FY Average Q1 15 Q1 16 Q1 17 Q1 18 Q1 19 WW order book flat vs. 5 year average (Tractors down 2% and Combines up 9% vs. 5 year average) North America row crop order book up single-digit vs. 5 year average Order Book coverage over the following quarter sales at about 90%, in line with 5-year historical trend 5 year Peak Average 5 year Q1 18 Q1 19 Q2 18 Q3 18 Q4 18

Financial Services (*) Including unconsolidated JVs Managed Portfolio (*) & Retail Originations (*) Q1 ’19 retail originations at $2.2bn, flat compared to March 31, 2018 Managed portfolio* at $26.1bn, down $0.4bn compared to March 31, 2018 (up $1.2bn on a constant currency basis) $26.5bn $26.1bn Mar. 31, 2018 Mar. 31, 2019 Retail Wholesale Operating Lease Delinquencies on Book (>30 Days) (**) RoA defined as: PBT / average managed assets annualized Net Income ($mn) 103 95 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 2016 2017 2018 2019 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 2016 2017 2018 2019 Profitability Ratios Gross Margin / Average Assets on Book ROA (**) Net income was down primarily due to reduced interest spreads, partially offset by improved cost of risk and operating lease performance, as well as higher average portfolios in South America and Rest of World

Q1 2019 | Net Industrial Cash Flow and Available Liquidity Available Liquidity Cash and Available Committed Lines 5.5 10.0 Change in Working Capital Cash inflow Cash outflow TRADE RECEIVABLES INVENTORIES TRADE PAYABLES OTHER CHG IN WORKING CAPITAL (1.1) Q1 2019 Q1 2018 Non-GAAP measures (reconciliation in appendix) Net Ind. Debt and Net Ind. Cash Flow (1) (1.0) (1.5) Net Industrial Debt Net Industrial Cash Flow Cash Undrawn Lines 4.5 ($bn) In March, CNH Industrial signed a €4bn committed revolving credit facility, replacing an existing 5-year €1.75bn facility. The new credit facility has a 5-year tenor with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. In March, CNH Industrial Finance Europe S.A. issued €600mn in principal amount of 1.75% notes due 2027 and guaranteed by CNH Industrial N.V. Liquidity to LTM revenue ratio at 34.1% Industrial Gross debt (*) to Adj. Industrial EBITDA at 1.98x vs. 2.36x last year Net Industrial debt (*) to Adj. Industrial EBITDA at 0.57x vs. 0.82x last year Q1 2019 | Ratios (*) Industrial Gross Debt represents third party debt only. Net Industrial Debt includes net intersegment debt, and is offset by cash and cash equivalents, restricted cash and derivative hedging debt

Q1 2019 | Investment in Future Growth Total spending in new products was $149mn, up 23% vs. last year Digitalization; Electrification; Autonomous Regulatory Other New Products and Upgrades (1) Excluding assets sold under buy-back commitments and assets under operating leases Capex at $77mn up 26% vs. last year Capex at 1.3% of net sales in Q1 2019, further growth expected in the second part of the year to reach target of 2.5% of net sales 61 77 CAPEX (1) ($mn) R&D at $244mn up 7% vs. last year R&D running above 4% of net sales in Q1 2019, in line with full year expectations R&D (1) 244 227

Our Leadership in Natural Gas

Our Natural Gas Leadership | Why Natural Gas? Low cost of Natural Gas (NG) contributes significantly to reduce fuel costs NG reduces NOX up to 65%, PM 98% and Noise by ~80% NG vehicles receive subsidies similar to electrified vehicles because of their positive environmental impacts Lower overall TCO (Total Cost of Ownership) of the vehicle vs. Diesel Fuel Expenses EU Market Long Haul (*) (€ per km) If Fossil Natural Gas is replaced with Bio-Methane the “Well-to-Wheel” CO2 reduction by far outperforms battery or fuel cell electric vehicles (1) Based on various 2018 studies, best homologated values; PM stands for Particulate Matter (30%) Positive condition (NG vs. Diesel) Negative condition (NG vs. Diesel) (*) Average European market, Jan. 2019 Fuel Consumption: Diesel 23.1 Kg/100km (27.5 l/100km) NG 25.0 kg/100km Benefits of LNG Heavy Duty Long-Haulage Truck vs. Diesel (1) PM NOX NOISE (98%) (40%) – (65%) ~ (80%) Savings vs. Diesel 0.23 0.16

Our Natural Gas Leadership | Why Natural Gas – Focus CO2 Reduction According to recent studies, synthetic bio-methane can reduce greenhouse gas emissions by up to 92% and if bio-methane produced from liquid manure is used, those emissions can be reduced by some 180%, in effect decarbonizing our environment A Well-to-Wheel analysis focuses on the major contributors to lifetime energy use and greenhouse gas emissions such as fuel production pathways (well-to-tank) and powertrain efficiencies (tank-to-wheel) Well-to-Wheel (WTW) – GHG emissions in CO2 g/km Less Carbon Content CO2 capture from atmosphere via photosynthesis Reduction due to production, conditioning and transportation Source: Elab. Thinkstep Study 2017 and JEC WtW study v4 201

Our Natural Gas Leadership | FPT Industrial – A pioneer in Natural Gas engines 45,000+ natural gas engines produced by FPT since 1997 FPT Industrial is the only Engine Manufacturer to offer a full range Natural Gas line-up Urban Bus Heavy Duty Trucks Garbage collection Urban Bus Medium Duty Trucks Garbage collection Road sweepers Light Commercial Vehicles Mini Bus Hybrid Special Purpose Vehicle Urban Bus Long Haul Heavy Duty Trucks Garbage collection Intercity Bus Long Haul Heavy Duty Trucks Coach

Our Natural Gas Leadership | Natural Gas Vehicles After pioneering the on-highway natural gas market, we will now create the market for off highway applications in CE and AG

Our Natural Gas Leadership | Bio – Gas and Circular economy We are the leader in LNG/CNG and biomethane propulsion for on-highway applications and see a clear path for adoption for off-highway usage in the future Carbon Neutral New Engine Bio-methane Agreement A MoU for the development of bio-methane in the transport sector in Italy was signed in April, by FPT Industrial, New Holland Agriculture and IVECO and others New Engine New Holland Agriculture The MethanePowered Concept Tractor was recognized at SIMA 2019 for its reimagined design features and its pioneering alternative fuel technology Bio-gas can be used for production of electrical energy and/or heat FPT NG engines can run on bio-methane without any modifications Bio-gas can also be purified to become bio-methane (methane > 95%) Energy independence through complete biomass lifecycle New Engine New Engine CASE Construction | Project TETRA CASE Construction Equipment unveils its methane-powered wheel loader concept – Project TETRA – at bauma 2019 and its vision for the future of sustainable construction IVECO Buses The city of Lille, France, has the largest fleet of natural gas buses in Europe. All of the city’s organic waste is collected and transported to its biogas plant and converted into bio-methane to fuel Lille’s fleet of IVECO buses

Our Natural Gas Leadership | Conclusions ALTERNATIVE SOLUTIONS While electrical vehicles are already a reality in light duty applications; fuel cell (hydrogen) vehicles for Heavy Duty applications are anticipated to be years in the future CAPEX FPT has been developing Natural Gas engines for more than 20 years and is continuously improving its products to further enhance its Natural Gas engine leadership NATURAL GAS VEHICLES Natural Gas vehicles are a realistic and in market alternative to diesel vehicles and are suitable for every application. They offer reduced CO2, NOX and PM emissions and a significant TCO advantage BIO-METHANE SOLUTIONS Natural Gas engines can be used with renewable fuels without any modifications

FY 2019E US GAAP Financial Targets and Market Outlook

FY 2019E | Industry Outlook (*) NOTE: Total Industry Volume FY 2019E vs. FY 2018 reflecting aggregate for key markets where Company competes (*) New Regional split definition in Appendix TRACTORS COMBINES NA EU SA RoW WW 0-140 HP Flat Flat – 5% Flat – 5% (5%) - Flat Flat 140+ HP Flat – 5% Flat – 5% (10%) – (5%) Flat (5%) - Flat Flat COMPACT AND SERVICE EQ. NA EU SA RoW WW Flat 5% 5% Flat 5% General Construction | Road building and site preparation General CE 5% Flat Flat Flat Flat R&S 5% - 10% 5% Flat Flat Flat TRUCKS > 3.5t BUSES - Flat ~ 10% Flat Flat NA EU SA RoW WW LCV - 5% ~ 20% Flat ~ 5% M&H - (5%) - Flat ~ 15% Flat Flat Key Highlights Sentiment of agricultural end-markets muted in the short-term due to: uncertainties related to the trade tensions still unresolved, spillover implications of negative weather events (Australia and Northern Europe), and geopolitical and macroeconomic uncertainties (including the earlier than normal run out of the subsidized funding scheme in Brazil in anticipation of next crop season renewal expected for later in the second quarter) Used equipment inventories down and assisting in the support of new equipment sales Late planting season in the Great Plains in NA has delayed ramp up of the business during the early spring time CE positive indications in the North American non-residential construction industry supportive of General and Road building demand Housing starts sluggish, but indicators overall are mixed and range bound CV market in EU for Heavy and Light trucks expected to be flat Stable end-user demand in Europe for light duty trucks and acceleration on LNG heavy duty trucks Brazil truck demand continues to recover off low base NOTE: As per May 7th, 2019 Earnings Release

FY 2019E | US GAAP Financial Targets (1) 2019 guidance does not include any impacts deriving from the gain resulting from the modification of the healthcare plan in the U.S. previously mentioned, as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2019 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 12, 2019 (2)Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain FY 2019E Guidance reaffirmed (1): vs. FY 2018 Net Sales of Industrial Activities ~ $28bn Modestly up Adjusted diluted EPS (2) $0.84 - $0.88 up 5% / 10% Net Industrial Debt $(0.2)bn - $(0.4)bn down $0.4bn / $0.2bn Key Highlights NOTE: As per May 7th, 2019 Earnings Release Increased investment in organic growth with Capex and R&D up year-over-year reaching 2.5% and 4% of sales respectively Operating Cash Flow will be about $200 million higher than in 2018 Effective tax rate flat at 27%

Capital Markets Day | Key Questions to be addressed Defining the roadmap to transform CNH Industrial from good to great PROFITABILITY IMPROVEMENT Clear path to increase EBIT margin across each industrial segment through defined strategy and initiatives by business area, with mid-cycle margin targets to be shared with the capital market CAPITAL ALLOCATION Targeted further improvements of credit rating to close the gap with main peers | Increased investment in Organic Growth Initiatives | Development of Inorganic Growth Opportunities | Dividend Policy & Shareholder friendly actions BUSINESS PORTFOLIO Profound analysis of the full potential of our business portfolio evaluating true investment synergies in manufacturing and distribution but also in response to R&D investments in digitalization, automation and alternative propulsion. Portfolio conclusions will be derived with the objective to create long term shareholder value

Appendix

Q1 2019 | Financial Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Q1 2019   Q1 2018   Δ U.S. GAAP Revenues ($mn) 6,457 6,773 (4.7)% Net Sales | Industrial Activities ($mn) 6,006 6,300 (4.7)% Net Income ($mn) 264 202 30.7% Diluted EPS ($) 0.19 0.14 0.05 Non – GAAP (1) Adjusted EBIT | Industrial Activities ($mn) 278 261 6.5% Adjusted EBIT Margin | Industrial Activities (%) 4.6% 4.1% 50 bps Adjusted EBITDA | Industrial Activities ($mn) 525 547 (4.0)% Adjusted EBITDA Margin | Industrial Activities (%) 8.7% 8.7% 0.0 bps Adjusted Effective Tax Rate 26% 26% 0.0 bps Adjusted Net Income ($mn) 248 204 21.6% Adjusted Diluted EPS ($) 0.18 0.14 0.04 Mar 31, 2019 Dec 31, 2018 Δ Net Industrial (Debt) ($bn) (1.5) (0.6) (0.9) Available Liquidity ($bn) 10.0 8.9 1.1 Note: Numbers may not add due to rounding

Industrial Activities | Q1 2019 Net Sales Split Agriculture Q1 2019 | Split Chg. vs. Q1 ’18 Construction Q1 2019 | Split Chg. vs. Q1 ‘18 By region: By region: NA 35% 11% NA 47% (6%) EU 37% (2%) EU 21% (3%) SA 14% (3%) SA 11% (8%) RoW 14% (29%) RoW 21% (9%) By product: By product: TRACTORS 58% (5.7%) C&S (*) 47% (9.6%) COMBINES 19% 0.2% General CE (*) 44% 0.9% OTHERS 23% (0.4%) R&S (*) 9% (16.8%) Commercial & Specialty Vehicles Q1 2019 | Split Chg. vs. Q1 ’18 Powertrain Q1 2019 | Split Chg. vs. Q1 ‘18 By region: By region: NA n.m. n.m. NA 3% (6%) EU 82% (2%) EU 72% (13%) SA 6% (13%) SA 6% (6%) RoW 12% (12%) RoW 19% (13%) By product: By product: TRUCKS 81% (5.9%) ENGINES 89% (13.5%) BUSES 15% 15.2% TRANSM. 2% (18.1%) OTHERS 4% (4.6%) AXLES 9% (12.7%) Note: Numbers may not add due to rounding (*) C&S: Compact and Service Equipment; General CE: General Construction; R&S : Road building and site preparation

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” This item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. Q1 2019 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1) 169 95 264 Add back: Interest expenses of Industrial Activities, net of interest income and eliminations 53 - 53 Foreign exchange (gains) losses, net 9 - 9 Finance and non-service component of Pension and other post-employment benefit costs(2) (15) - (15) Income tax expense 54 36 90 Adjustments: Restructuring expenses 3 - 5 - - 8 - 8 Adjusted EBIT 168 13 51 96 (50) 278 131 409 Depreciation and Amortization 75 14 47 32 - 168 1 169 Depreciation of assets under operating leases and assets sold with buy-back commitments - - 79 - - 79 65 144 Adjusted EBITDA 243 27 177 128 (50) 525 197 722 ($mn)

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP) (1) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” ($mn) Q1 2018 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1)           99 103 202 Add back:                 Interest expenses of Industrial Activities, net of interest income and eliminations           93   - 93 Foreign exchange (gains) losses, net 25 - 25 Finance and non-service component of Pension and other post-employment benefit costs           18 - 18 Income tax expense           23 40 63 Adjustments:                 Restructuring expenses - - 3 - - 3 - 3 Adjusted EBIT 186 0 49 95 (69) 261 143 404 Depreciation and Amortization 79 16 55 34 - 184   1 185 Depreciation of assets under operating leases and assets sold with buy-back commitments - - 102 - - 102 66 168 Adjusted EBITDA 265 16 206 129 (69) 547 210   757

Reconciliation of Total Debt to Net Debt (US GAAP) Mar 31, 2019 Dec 31, 2018 Mar 31, 2019 Dec 31, 2018 Mar 31, 2019 Dec 31, 2018 Third party debt (23,807) (24,445) (5,242) (5,211) (18,565) (19,234) Intersegment notes payable - - (1,210) (1,136) (1,662) (1,202) Total (Debt) (1) (23,807) (24,445) (6,452) (6,347) (20,227) (20,436) Plus:             Cash and cash equivalents 3,673 5,031 3,226 4,553 447 478 Restricted cash 786 772 49 - 737 772 Intersegment notes receivables - - 1,662 1,202 1,210 1,136 Derivatives hedging debt (6) (8) (6) (8) - - Net (Debt) / Cash (2) (19,354) (18,650) (1,521) (600) (17,833) (18,050) Consolidated Industrial Activities Financial Services ($mn) (1) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,210 million and $1,136 million as of March 31, 2019 and December 31, 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,662 million and $1,202 million as of March 31, 2019 and December 31, 2018, respectively. (2) The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $452 million and $66 million as of March 31, 2019 and December 31, 2018, respectively.

From Total Debt to Net Industrial Debt Mar 31, 2019 Dec 31, 2018 Total (Debt) (1) (23,807) (24,445) Financial Services Third Party Debt 18,565 19,234 Intersegment Note Payables (1,210) (1,136) Intersegment Note Receivables 1,662 1,202 Cash and cash equivalents 3,226 4,553 Restricted cash 49 - Derivatives hedging debt (6) (8) Net Industrial (Debt) / Cash (2) (1,521) (600) Q1 2019 Q1 2018 Net industrial (debt)/cash at beginning of period (600) (908) Adjusted EBITDA of Industrial Activities 525 547 Cash interest and taxes (142) (162) Changes in provisions and similar(1) (162) (134) Change in working capital (1,132) (1,005) Operating cash flow (911) (754) Investments in property, plant and equipment, and intangible assets(2) (77) (61) Other changes (23) (10) Net industrial cash flow (1,011) (825) Capital increases and dividends(3) (1) (91) Currency translation differences and other 91 (99) Change in Net industrial debt (921) (1,015) Net industrial (debt)/cash at end of period (1,521) (1,923) (1) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,210 million and $1,136 million as of March 31, 2019 and December 31, 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,662 million and $1,202 million as of March 31, 2019 and December 31, 2018, respectively. (2) The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $452 million and $66 million as of March 31, 2019 and December 31, 2018, respectively. ($mn) (1) Including other cash flow items related to operating lease and buy-back activities. (2) Excluding assets sold under buy-back commitments and assets under operating leases. (3) Including share buy-back transactions.

Debt Maturity Schedule | Breakdown Outstanding Mar 31, 2019 2019 2020 2021 2022 2023 2024 Beyond (4.1) Bank Debt (1.2) (1.9) (0.4) (0.2) (0.2) (0.1) (0.1) (8.7) Capital Market (1.0) (0.7) (1.5) (1.2) (1.2) (0.5) (2.6) (0.2) Other Debt (0.1) (0.0) (0.0) (0.0) (0.0) (0.0) (0.0) (13.0) Cash Portion of (Debt) Maturities (2.3) (2.6) (1.9) (1.4) (1.4) (0.6) (2.7) 4.5 Cash & Cash Equivalents 0.8 of which restricted cash 5.5 Undrawn Committed credit lines 10.0 Total Available Liquidity Note: Numbers may not add due to rounding ($mn)

New Geographic Information Starting from Q1 2019 the composition of our regions part of the geographic information have been amended as follow: North America (formerly NAFTA): United States, Canada and Mexico; Europe (member  countries  of  the  European  Union, European Free Trade Association, Ukraine, Balkans, formerly included in EMEA); South America (formerly LATAM): Central and South America, and the Caribbean Islands; and Rest of World (Continental Asia - including Turkey and Russia - Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine) ; African continent, and Middle East, formerly included in EMEA) Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of past market-share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of the World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported For Commercial Vehicles regions are defined as: Europe (the EU 27 countries where Commercial Vehicles competes, excluding United Kingdom and Ireland, for market share and total industry volume “TIV” reporting purpose); South America (Brazil, Argentina and Venezuela) and RoW (Russia, Turkey, South East Asia, Australia, New Zealand) In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows: Adjusted EBIT: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other postemployment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments). Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes:is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges or benefits. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities. Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. The tables attached to this presentation provide reconciliations of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures.

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 Giovanni Somajni – Investor Relations Europe ( +44 (207) 76 - 60369